Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES APPOINTS NEW MEMBER TO BOARD OF DIRECTORS

HOUSTON, TX, September 24, 2010 - Stage Stores, Inc. (NYSE: SSI) today announced that Gabrielle E. Greene, 50, has been appointed to the Company's Board of Directors. Ms. Greene has been named to serve on the Board's Audit and Compensation Committees.

Since 2005, Ms. Greene has been a General Partner of Rustic Canyon/Fontis Partners,   a Pasadena, California-based later-stage private equity fund which invests in high growth segments of emerging domestic markets. From 2002 to 2005, she was Chief Financial Officer of Gluecode Software, Inc. and from 2000 to 2002, she was Chief Financial Officer of Crown Services Company. Ms. Greene began her professional career in 1987 at Bain and Company. Ms. Greene also serves on the Board of Whole Foods Markets, Inc., a NASDAQ listed company that pioneered the supermarket concept in health foods retailing.

Andy Hall, President and Chief Executive Officer, commented, "We are extremely pleased to welcome Gaby to our Company's Board of Directors. Her financial expertise and understanding of our industry will make Gaby an outstanding addition to our Board and to the committees on which she will serve."

<u>About Stage Stores</u>
Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 787 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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